[COMMUNITY BANCORP INC. LOGO]




                                  Cover Letter


Dear Mr. Nolan:

Please find attached our response to your comment letter dated June 7, 2006.

On May 15, 2006 we signed a definitive agreement and plan of merger with First Community Bancorp. We intend to file a registration statement including a joint proxy statement/prospectus and other documents regarding the proposed acquisition as required by the SEC.

Given the current transaction and timing of such, we are respectfully asking for an expedited review of our response letter. Furthermore, if an in-person meeting or conference call would expedite the process we would like to make that request as well.

Thank you for your consideration of our situation and please don't hesitate to call me if you need additional information or have any questions or comments at
(760) 432-1114.

Sincerely,


/s/ Michael J. Perdue
-------------------------------------
Michael J. Perdue
President and Chief Executive Officer

                          [COMMUNITY BANCORP INC. LOGO]

June 20, 2006


Mr. John P. Nolan, Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549


Dear Mr. Nolan:

We have reviewed your June 7, 2006 comment letter regarding our Form 10-K for Fiscal Year Ended December 31, 2005 filed March 15, 2006, specifically regarding our Derivatives and Hedging Activity. We have responded to the one remaining comment as follows:

Form 10-K, filed March 15, 2006
-------------------------------

Notes to Consolidated Financial Statements
------------------------------------------

Note 11. Derivatives and Hedging Activity, page 91
--------------------------------------------------

1.   Comment
     -------

We note your response to comment 2 from our letter dated April 26, 2006. Specifically, you have stated in your response that your trust preferred securities have interest deferral options that are mirrored in the corresponding hedge. We note that the short-cut method as prescribed in paragraph 68 of SFAS 133 is only permissible for call and put options that are mirrored in the corresponding hedges, and not for interest deferral options. Therefore these hedges would not meet the requirements of paragraph 68(b) of SFAS 133. Revise your financial statements to reflect the accounting for these swaps without hedge accounting from inception.

     Response
     --------

Upon further review of the accounting guidance, after discussing it with our independent registered public accounting firm, and following further consultation with our audit committee, we have concluded that our interpretation of SFAS 133, paragraph 68(b) was incorrect.

Nonetheless, we have also conducted an analysis of our historical financial statements as they would look if revised for this matter, taking into account Staff Accounting Bulletin 99 (Bulletin) - Materiality beginning with our reported financial statements as of and for the years ended December 31, 2002 through December 31, 2005. The "as of" date for the swap was December 13, 2002. As required by the Bulletin, we have reviewed both qualitative and quantitative factors in conducting our evaluation. Our analysis, as discussed below, concluded that the changes in financial results for any annual period and for the four year period in the aggregate are not material and, accordingly, that a restatement of prior periods is not required.

In that regard, we intend to run the full amount of the prior years' adjustments through our profit and loss statement for the six months ended June 30, 2006 and reflect such adjustment as well as appropriate disclosure of the change in the accounting treatment in our 10-Q for that period.

Finally, given the increase in the 6-month LIBOR rate and the projections of the future forward rates, we made an economic decision to unwind the swap agreement entirely. As of June 14, 2006, we no longer have any derivative financial instruments and the effect of unwinding the swap agreement will be incorporated in our June 2006 financial statements.

Quantitative Analysis
---------------------

We isolated key financial data to determine the quantitative effect without hedge accounting.

FMV Adj. on Trust Preferred Analysis                              Dec-02      Dec-03      Dec-04     Dec-05
-----------------------------------------------------------------------------------------------------------
Key Financial Data
(Dollars in thousands, except per share data)
Swap FMV applied to trust preferred debt                              4        (303)       (150)      (297)
YOY Gain/(Loss)                                                                (307)        153       (147)

Reported YTD Income                                               3,006       5,896       8,366     12,596
Revised YTD Net Income                                            3,008       5,709       8,454     12,506
-----------------------------------------------------------------------------------------------------------
Change in YTD Net Income                                              2        (187)         88        (90)
% Change                                                           0.07%      -3.17%       1.05%     -0.71%
-----------------------------------------------------------------------------------------------------------

Reported YTD Diluted EPS                                           0.84        1.42        1.70       2.17
Revised YTD Diluted EPS                                            0.84        1.39        1.73       2.15
-----------------------------------------------------------------------------------------------------------
Change in YTD EPS                                                  0.00       (0.03)       0.03      (0.02)
% Change                                                           0.07%      -2.40%       1.61%     -1.15%
-----------------------------------------------------------------------------------------------------------

Reported Total Assets                                           415,702     476,698     641,606    908,550
Revised Total Assets                                            415,704     476,395     641,456    908,363
-----------------------------------------------------------------------------------------------------------
Change in Total Assets                                                2        (303)       (150)      (187)
% Change                                                           0.00%      -0.06%      -0.02%     -0.02%
-----------------------------------------------------------------------------------------------------------

Reported Total Liabilities                                      395,129     439,617     578,488    812,292
Revised Total Liabilities                                       395,129     439,500     578,435    812,292
-----------------------------------------------------------------------------------------------------------
Change in Total Liabilities                                           -        (117)        (53)         -
% Change                                                           0.00%      -0.03%      -0.01%      0.00%
-----------------------------------------------------------------------------------------------------------

Reported Total Equity                                            20,573      37,081      63,118     96,258
Revised Total Equity                                             20,575      36,895      63,021     96,071
-----------------------------------------------------------------------------------------------------------
Change in Total Equity                                                2        (186)        (97)      (187)
% Change                                                           0.01%      -0.50%      -0.15%     -0.19%
-----------------------------------------------------------------------------------------------------------

Net Income Change Cumulative                                          2        (185)        (97)      (187)
% Change                                                           0.22%      -2.71%      -0.64%     -0.67%
-----------------------------------------------------------------------------------------------------------

Diluted EPS Change Cumulative                                      0.00       (0.03)      (0.01)     (0.03)
% Change                                                           0.22%      -1.99%      -0.18%     -0.56%
-----------------------------------------------------------------------------------------------------------

The largest change to the key financial data would be in the year ended December 31, 2003 with a $187,000, or 3.17%, decrease to net income and a $0.03, or 2.4%, decrease in our diluted earnings per share. In the same period, total assets would decrease by $303,000, or 0.06%, total liabilities would decrease by $117,000, or 0.03%, and total equity would decrease by $186,000, or 0.50%.

The cumulative effect of the revision to reflect the accounting for the fair value adjustment on the hedged debt from inception through December 31, 2005 would be an $187,000, or 0.67%, decrease in net income and a $0.03, or 0.56%, decrease in diluted earnings per share. The cumulative effect of the revision through December 31, 2004 would be a $97,000, or 0.64%, decrease in net income and a $0.01, or 0.18%, decrease in diluted earnings per share.

Under the circumstances, we do not believe that the changes are material from a quantitative standpoint.

Qualitative Analysis
--------------------

In assessing materiality, qualitative factors were also considered pursuant to the Bulletin. The following qualitative factors were considered in determining our conclusions reached:

1) This swap is the only hedging transaction in the Company. While we have several traunches of trust preferred, there is only one that is hedged. The Company is not an active user of derivatives to mitigate its interest rate risk.

2) The accounting treatment adopted by the Company was consistently applied from the initiation of the transaction. Since inception, we have accounted for the swap in the same fashion, and such accounting was by no means used to manipulate earnings.

3) Such accounting treatment was discussed with our audit committee and our independent registered public accounting firm, and we believe we were transparent in the accounting and disclosure in the notes to the financial statements. We respectfully submit that there is nothing here but an honest misinterpretation of the application of a very complex accounting standard. It was not the intention of management to mislead or misinform the public regarding our financial status. We pride ourselves on the strong integrity of our management team and have established a corporate environment and culture to abide by all rules and regulations.

4) We also believe the Company's current status is of crucial importance to the analysis of qualitative materiality. As the Bulletin notes, a misstatement must be viewed in light of all the surrounding circumstances and whether the magnitude of the item is such that the judgment of a reasonable person relying on the report would have been changed or influenced. The reality is that the Company entered into a merger agreement on May 15, 2006 to be acquired by a buyer 5 times the size of the Company at an exchange ratio that represents a multiple of 20 times our twelve month trailing earnings. Currently, we believe that the most significant factor in our market price is the buyer's stock price since the purchase agreement incorporates a fixed exchange ratio that ties our stock value to the purchaser's stock value. In light of the announced transaction, we respectfully submit that it is our view that the revisions are immaterial to our investors.

5) The time involved in correcting the errors if a revision of our financial statements is required will delay the filing of the S-4 related to the proposed merger and will ultimately delay the closing of the transaction with little or no benefit to the readers of our historical financial statements from the restatement itself. We believe this is not a reasonable or fair outcome for our investors.

In addition to the qualitative guidelines discussed above, we also considered the following items discussed in the Bulletin:


1. Did the misstatement arise from an item capable of precise measurement or did it arise from an estimate and, if so, what is the degree of imprecision inherent in the estimate?

     o The item in question is an interest rate swap giving us the right to pay a floating interest rate of LIBOR plus 5.4555% in exchange for a fixed rate of interest of 11%, with interest payable semi-annually. The fair market value ("FMV") of the swap (and the corresponding hedge accounting adjustment recorded against the hedged debt) is determined by Bear Stearns which provides us a statement of the FMV on a monthly basis for purposes of determining collateral requirements. We have no control or involvement in the calculation of the FMV and we believe it to be the most appropriate method available. Because we have no involvement in the valuation process, we do not have the ability to control the outcome of the calculation and, therefore, management has no ability to manipulate the outcome.

2.   Did the misstatement mask a change in earnings or other trends?

     o The Company is a bank holding company that owns 100% of the outstanding shares of Community National Bank. The holding company does not engage in any activities outside of the management of the bank. Therefore, the core business of the Company is originating loans and gathering deposits. The important trends of a Bank to an investor in that bank or bank holding company involve the continuing ability to originate quality loans and fund them with low cost deposits, as well as managing the overhead necessary to facilitate the services offered by the bank. A trust preferred security issuance is solely used to provide regulatory capital as defined by the Board of Governors of the Federal Reserve System ("FED") and provide cash needed to cover costs at the holding company.

          Although the loss of hedge accounting results in changes to our net income during the reported periods, quantitatively, the amounts do not reflect a change in the core earnings of the Company which are generated primarily through collecting interest income on loans and paying interest expense on deposits.

          Further, the Company has been highly profitable during the entire period with increasing net income quarter over quarter. A change in the accounting treatment would not impact that trend nor mask any adverse trend.

3. Did the misstatement hide a failure to meet analysts' consensus expectations for the enterprise?

     o Our analyst coverage began in March 2004. During all periods since then, we have met or exceeded analyst expectations for earnings. For the years ending December 31, 2004 and 2005, the effect on earnings per share (EPS) of the loss of hedge accounting is relatively small. In 2004, the loss of hedge accounting would have resulted in an increase in EPS. Had we reported the changes in the FMV of the hedged debt in earnings, the results would likely have had little impact on analysts' expectations for future periods and buy/sell recommendations as the swap does not impact the core operations of the Company and changes in the FMV are difficult to predict. Further, as addressed earlier, under the circumstances, there can be no reasonable implication that there was any attempt to hide or distort any result whether or not consistent with analysts' expectations.

4.   Did the misstatement change a loss into income or vice versa?

     o For all periods reported that we had the swap, we reported positive net income. In no periods that we had the swap would the loss of hedge accounting result in a net loss for the period.

5. Did the misstatement concern a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability?

     o Our core operations involve originating loans and deposits and collecting net interest income and fee income on the balances. Changes in the FMV of the hedged debt would have a zero impact on this core business. As such, changes in FMV are non-cash transactions and the only effect to the Company would be a requirement to pledge additional securities to Bear Stearns to collateralize an unrealized loss position. We have performed the required pledging of the securities regardless of the accounting treatment of the hedge.

          We have two reporting segments, the Banking Division and the SBA 7a Division. The hedge accounting would be reported in the Banking Division; however this would not have a material effect on the reported results for that segment.

6. Did the misstatement affect the registrant's compliance with regulatory requirements?

     o As a registered Bank Holding Company, we are required to maintain adequate regulatory capital as defined by the FED. Although the loss of hedge accounting in the periods reported results in decreases to net income which will lower regulatory capital we are significantly above requirements for a well-capitalized institution and the cumulative reduction for any given period represents less than 1% of our reported capital thereby having minimal effect on regulatory capital requirements.

7. Did the misstatement affect the registrant's compliance with loan covenants or other contractual requirements?

     o No. As the only impact to our financial statements from the misstatement is a decrease in earnings and equity in some of the reported periods, the only covenants possibly affected would be covenants addressing the profitability and equity of the Company. The Company has no loan covenants or other contractual requirements relating to profitability or equity except for the acquisition agreement previously mentioned. The change in results will not violate any covenant of such agreement nor have the Company fail to meet any condition to consummation of the transaction.

8. Did the misstatement have the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation?

     o Our management participates in an annual bonus pool that is determined by the annual profitability of the Company as compared to budget. While the changes in FMV would have impacted the management bonus pool, the impact would be minimal due to the size of the changes in earnings. As this bonus is only paid out annually, and the largest impact to earnings in any annual period (2003) is a 3.17% decrease in net income, the bonus pool would be lowered by approximately the same amount for that period. We do not believe this to be a significant change. Furthermore, in the following year (2004) nearly half of the prior year loss would have been recovered since earnings would have increased from the change in FMV thereby resulting in a return of approximately half of any bonus reduction realized in the prior year.

9.   Did the misstatement involve concealment of an unlawful transaction?

     o No it did not. The cause of the misstatement involves only the good faith interpretation of complex accounting guidance, and no unlawful transaction.

Conclusion
----------

Based on our quantitative and qualitative analyses, we believe the errors resulting from the accounting for the hedge are immaterial and that it is not likely that a reasonable person would consider, or would have considered during the affected periods, these errors a significant factor when deciding to invest in the Company. We believe that the magnitude of the FMV adjustments on the hedged debt in each period are such that it is unlikely that the judgment of a reasonable person relying upon our reports would have been changed or influenced by the inclusion or correction of the item. Since the line items affected in the financial statements are not related to our core business, we believe it is not likely that a reasonable investor would have a significantly altered view regarding the total mix of the information made available.

We believe that accounting for the swap without hedge accounting on a prospective basis with the appropriate disclosures regarding the change in accounting within our Form 10-Q for the quarter ended June 30, 2006 is the most reasonable approach to take.

In addition to the above response, we acknowledge that:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.



Sincerely,


/s/ Michael J. Perdue
-------------------------------------
Michael J. Perdue
President and Chief Executive Officer